Filed by Hypebeast Limited

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934,

as amended

Subject Company: Iron Spark I Inc. (SEC File No.: 001-40467)

Link available at: https://hypebeast.ltd/investors/files/wolfe-research-fall-2022-consumer-conference-audio-replay

Patrick Wong, CFO of Hypebeast, Attended Wolfe Research Fall 2022 Consumer Conference

Transcript

Spencer Hanus - Wolfe:

Great. So next step, we have our apparel and accessories panel. We've got a great lineup for you today. We've got Guess?, Movado, Hypebeast, and Perfect Corps with us. So it should be an interesting update on apparel and retail and how everything is shaping up out there. So for investors that are new to this story, I think it'd be helpful if you just give a quick one to two minute overview on the business. We'll go around and then we've got follow up questions after that. So maybe Dennis or Carlos, do you want to give us sort the one to two minutes on Guess? And then we'll move around.

Carlos Alberini - Guess?, Inc.:

Yeah. Thank you Spencer, this is Carlos Alberini, thank you for having us today, we are very excited to be here to share our story. Guess? has been in business for over 40 years, founded in LA back in 1981, and we started as a Denim Company, primarily wholesale based and very domestic US based. Over the next few decades, we did a lot to really expand into new categories. We operate today with 25 different product categories, a pretty broad assortment of product. We also expanded across channels. We have a full omnichannel type of business where we have a big retail presence, big wholesale presence, a licensing business, and of course a significant eCommerce business now. And we also expanded into new geographies. Today we operate in 100 countries and we are represented in every single region, the Americas, Europe, and Asia. Europe is our biggest business, represents over 50% of our total business today. And about 71% of the total business is generated outside the US. So that to give you an idea of how the business has been transformed.

Carlos Alberini - Guess?, Inc.:

We feel that the pandemic and what happened gave us a big opportunity to transform our business significantly. We basically focus on four big initiatives and pillars. The first one was about brand elevation. The company had become a little bit too promotional and we saw an opportunity to increase quality and improve studying across the board. And we launched what we call a global line of product, where in the past have been diversified between the two regions, Europe and America, with two very independent lines of product trying to do the same. This is allowing us to have significant efficiencies and more importantly, we are now consistently representing the brand across all different geographies.

Carlos Alberini - Guess?, Inc.:

We also approach the portfolio and we have 1600 stores. We optimize the portfolio across. We close about 170 underperforming stores and renegotiated for over 400 leases. And then we really invested heavily into our eCommerce platform infrastructure to improve navigation and the whole eCommerce platform payroll and also to improve analytics.

Carlos Alberini - Guess?, Inc.:

And last but not least, we changed the operating model to make it more efficient. And overall as a result, the business became a lot more profitable. Last year we closed the year with a 12% operating margin that compared to a 5.6% operating margin pre pandemic. And we see a lot of opportunity in the future to continue to grow. So in spite of how challenging the whole environment is in our industry, we see a tremendous opportunity for the future of Guess? And we are super excited about what the future would look like.

Spencer Hanus - Wolfe:

Great.

Carlos Alberini - Guess?, Inc.:

Thank you.

Spencer Hanus - Wolfe:

Thank you Carlos. That was a really, really helpful overview. Efraim, maybe let's go to you and talk a little bit about Movado.

Efraim Grinberg - Movado Group:

Sure. So Movado group, we operate in the watch and accessory predominantly jewelry category. We have two really main focuses of our business and that is in our owned brands where we own Movado, EBEL, Concord, Olivia Burton and MVMT. And then we also have a license brand portfolio that's made up of really some of the great global fashion brands. Coach, Tommy Hilfiger, Hugo Boss, Lacoste, and then most recently we launched in January Calvin Klein in watches and jewelry. We have a long and successful track record of navigating changing environments. And like Carlos, we took the opportunity of the pandemic to reinvent our company and really make ourselves much more nimble and flexible. Last year we had a record year for the company generating almost over 16% operating profit for the first time. And for the first half of this year we've delivered a record profit. We also operate in with a global footprint, about 45% of our sales are domestic, 55% international.

Efraim Grinberg - Movado Group:

And we have an omnichannel platform where about 15% is our own retail stores and the balance being both wholesale and eCommerce. And on the eCommerce side, we work both directly and through our wholesale partners. And our digital business today is three times the size of what it was prior to the pandemic. And then one of our priorities as a company is to continue to grow and generate in excess of 15% operating profit, which has always been our goal, but we never reached it till last year and maintain a really strong balance sheet while doing that. So we have no debt and a large cash position, which we use to, we pay dividends and we repurchase stock. So thank you.

Spencer Hanus - Wolfe:

That's helpful, thank you for that. Patrick, maybe give us a couple minutes on Hypebeast.

Patrick Wong - Hypebeast:

Sounds good. Hypebeast is a media and eCommerce company that sits what we call at the forefront and the intersection of culture, technology and basically what we call the Hypebeast industry. We actually started back in 2005. It was started by our founder Kevin Ma, in his bedroom because of his love of sneakers. Back then there was no one providing information and connecting him too what we know as Hypebeast or sneaker culture that we see today. And that was the reason why Hypebeast started to connect the community and connect everyone who's interested in the cultural space overall.

Patrick Wong - Hypebeast:

We initially started as a sneaker blog over 15 years ago, but we've now expanded to become a media empire that is in more than six different languages. We have a synergistic business that has mainly three lines of business. First and foremost is our community and our platform. At the forefront and center of our business is our digital and social media platform, comprising of an amazing engaged community of over 26 million loyal social media followers, mostly in a younger audience, we catered to a Gen Z millennial audience in particular.

Patrick Wong - Hypebeast:

As we expanded the media business, started off as kind of an offshoot and really as an attachment to what we did in terms of our community. We build a media business that's basically centered around delivering creative agency services and media services to well over 250 plus luxury global brands in the market. And as we started out and as we continue to explore different opportunities in culture and in industry, we've also extended into an eCommerce platform as well. So our eCommerce platform, HBX was started basically as an idea to deliver culturally relevant products, culturally centered products that we talk about in our fans would love and embrace. And we're delivering that product into the hands of our customers.

Patrick Wong - Hypebeast:

Currently, the media side of the business generates around two third of our top line revenue with eCommerce rounding out the remaining one third. We like to see, we call our business really a virtuous cycle. So all three aspects of the business, the media, the community and the eCommerce section really embrace and enhance each other. Our audience is really a natural customer base, really for our eCommerce platform as well as the natural audience for the branded content that we put out with our media brand, brand partners, and also editorial content as well.

Patrick Wong - Hypebeast:

I think if you looked at our business, we've grown quite organically over the last few years as a Hong Kong listed company. We've enlisted on the Hong Kong main board since 2019 and on the secondary board since 2016. And we've delivered a strong history in terms of financial performance, 35% year in year, five year K got just revenues all done basically off the back of internally generated cash.

Patrick Wong - Hypebeast:

We never went out to the markets to really raise too much money. Only the initial IPO in Hong Kong, which raise around $8,000,000 and you're following along the news, we're actually anticipating to come to the US market as well through SPAC merger, that was announced earlier in April. So we're joining hands with our partner Iron Spark to undergo a proposed merger which would potentially bring us to the US market through listing on NASDAQ. And after transaction will be dual listed.

Patrick Wong - Hypebeast:

Part of the thesis of transaction is really to get closer to the US audience despite being based in Hong Kong, which is where I'm situated right now. The culture that we speak about, our fan base and our customers, a lot of them are centered around the US in general and we have a lot of relationships and networks there. And this transaction other than obviously generating financing for our business to grow even bigger, is also to get us closer to a market that we believe, understands is the best and really connect with the US community.

Spencer Hanus - Wolfe:

Great, great. Thank you, Patrick. Louis, can you tell us a little bit about Perfect Corps?

Louis Chen - Perfect Corps:

Sure. Hi. So Perfect Corps is a tech company, is a beauty tech company that very much specialize in augmented reality technology and artificial technology to really help the beauty brands. So we play very much in the vertical beauty since day one to help them through the digital transformation journey. So anything from make a virtual try-on, different color of hair dyes or even more recently this year, we enter into the accessories market like for eye wears, sunglasses, juries, rings, dresses, watches, anything that you can use, your smartphones or virtual try-on before you buy. So it is becoming a very important part of the consumer journey, especially as the pandemic that the brand try to be in touch with the consumer, the young millennials and Gen Z's, how to get them to try your product before they'll consider.

Louis Chen - Perfect Corps:

If we think about beauty industry, traditionally a very reliance on sampling. So there's a lot of sampling for testers where there's color cosmetic or skincare products and that is been hugely replaced, especially after the pandemic when the store were closed or even now when the store's open. I think the sample, the tester are being removed. So more and more brands are investing digital in direct to consumers, therefore this type of technology become a quite essential part of their shopping car journey or their social media strategy.

Louis Chen - Perfect Corps:

A bit more about Perfect Corps, we study as a spinoff in 2015 from another technology company, so has been seven years. We now serve the 17 out of the top 20 beauty groups in the world, releasing more than 400 beauty prints around the world. Prints such as the entire Estée Lauder family, the entire Shiseido family, the Cordi groups, the LVMH groups, Chanel, Dior, Sephora, these are all customers that are using our technology to create a new experience there to the consumer. Not only on the makeup side but also on skincare or hair or recently we just announced our product for a manicure, for nails. So anything we believe that AR with the beauty computing technology can really help the consumer to increase their purchase intention, increase the basket size.

Louis Chen - Perfect Corps:

So the company in March, we just announced our plan to be listed here in the US through a SPAC merger. So it's going through the final step. So we plan to complete a merger in the incoming soon to be listed in NYSE. So in our business, although our majority of our team is research team and development team are here in Taipei, but half of our revenue stream are in US and another known quarter in Europe, mostly in France and another quarter in Japan. These are really mostly where the traditional beauty companies resides and this is where our business will continue to grow. The entire business model is a very much a Saas subscription model. So we're creating different API's in the more than 16 different SaaS modules where the beauty brands, they can subscribe, they integrate into their mobile apps or into their website or even in the store in counter through make mirrors or other technologies.

Spencer Hanus - Wolfe:

Great, thank you Louis, that's helpful. Maybe Efraim, if I can turn it back to you for a minute and just give us a quick update on how you think the consumer looks today versus three or six months ago. And how do you think they fare over the next few months as we see a lot of different macroeconomic factors sort of playing into their purchasing decisions?

Efraim Grinberg - Movado Group:

Yeah, I think the consumers probably in a pretty similar place than they were three to six months ago. I think it's different than last year. So last year there was a lot of stimulus and with the American consumer from the government and I think that, that put a lot of money into their pockets and obviously the beginning of this year that stimulus went away. And I think that had both a psychological and a real effect on the consumer in the US.

Efraim Grinberg - Movado Group:

But I think since that time they're probably in a fairly stable position. You also had a war, you have energy prices rising in the first half of the year. Those have started to come down somewhat and we definitely see in our stores traffic increase as gas prices come down. So I think they're probably in a very similar place that they were three to six months ago. I think in Europe you're starting to see that consumer probably slow down some versus where they were. And really I think due to the war in Ukraine, the fear of a gas, natural gas for the winter and obviously higher gas prices overall.

Spencer Hanus - Wolfe:

That's helpful. Yeah. Maybe just to turn it over to Carlos for a minute. You have a big business in Europe, I think last quarter you said that actually your results were better in Europe than in the US. Just curious how you're thinking how that trend's going forward. Does the energy issues and the war have an impact on your consumer there or you can you sort outperform that?

Carlos Alberini - Guess?, Inc.:

Yeah, this is Dennis.

Carlos Alberini - Guess?, Inc.:

Yeah, let me just kick it off for just one second and then I'm going to pass it to Dennis to answer this question. But I think that the business in Europe is super critical for us. Is very big, it's very significant both on top line and bottom line and we are seeing a very different type of behavior depending on how COVID impacted the regions and Europe is a great example of that. So Dennis, if you can dive into this, that would be great.

Dennis Secor:

Sure. Let me talk about those business trends and then I'll come back to the energy question. You're correct about Europe. In the second quarter, our total business grew 12% in constant currency with Europe itself growing 21% in constant currency. But think about, as Carlos described, our business, how diversified we are across categories, countries, brands, price points. That brings tremendous value and makes our business model much more resilient.

Dennis Secor:

So at any point in time you'd expect one region or one category would be outperforming the others and that diversification is showing up in our recent results. As Carlos mentioned, different regions are at different points of their pandemic recovery for us. The US market, it reopened first and unleashed demand that drove strong revenue and earnings growth. Last year when we posted constant currency revenue growth of 37%, that was last year where the Americas posted the highest growth rates.

Dennis Secor:

This year's different, where Europe's later reopening actually along with Canada is driving this year's growth. On our last call, our outlook for this year was for constant currency growth of over nine and a half percent in adjusted operating margin of 10%, which includes significant currency headwinds, so that's the value of our model that spreads that recovery over a longer period of time.

Dennis Secor:

On energy prices, it's certainly creating uncertainty and that may overly affect Europe. We have started to see European governments launch subsidies for both consumers and businesses. It remains to be seen, but energy is one thing that's clearly out of control and the end we'll keep focusing on what we can control, especially with inventory manager, based on expected consumer demand while optimizing margin performance.

Spencer Hanus - Wolfe:

That's helpful. And maybe Patrick, if I can turn it to you for a minute, you have a big business in the US, what are you seeing in terms of trade down amongst your consumer? Are you seeing a better sort of mix of full price merchandise? Do you think there's going to be more discounting to move product? Just help us understand both those sort of dynamics in your business.

Patrick Wong - Hypebeast:

Yeah. So a couple of different things really drive internal strategy around how we market to the consumer. I think if you looked at how the business is built organically, we are community first. So the 26 million followers that we've gathered on the social media platforms, that is a core emphasis in terms of a natural customer base for us. This is an engaged audience, they're really committed to what we call Hypebeast culture. There's enthusiasm and innate, what we call innate intent to purchase already that's generated through obviously activity from our social media channels or engagement through our digital channels as well as various different in real life experiences that are a core emphasis for our media side of the business.

Patrick Wong - Hypebeast:

And in turn, really this intent to purchase is what we're funneling through to our consumer and our eCommerce platforms. So customers coming to our site, they already have the intent to purchase, they already have experience on our platforms and other platforms in terms of getting knowledge about the products, about the brands they already want to buy.

Patrick Wong - Hypebeast:

So for us, I think the philosophy is a little bit different. The strategy is a little bit different. For us it's about converting this customer base and really delivering the experience that matters. I think if you look at the consumer broadly, obviously there are headwinds around, inflation and all these different factors that happening globally, but I think our customer base, when they come to our site, there's an intent and focus to really look at really cover the products experiential shopping, experience. And that's the focus of what we're trying to deliver.

Patrick Wong - Hypebeast:

I think the consumer has a lot of different options now in the market where you were talking about generic products in general. For us it's a specialized product, it's a specialized experience that they're delivering both through our eCommerce platform and the way it integrates well with our experiences overall. So I think you looked at our traction for full price products. For us it's more about curation and really selecting the right products and the right experiences for our customers. And through those right experiences we're enhancing and promoting that purchase decision from our customers overall.

Spencer Hanus - Wolfe:

Yeah, that makes sense. And then maybe Carlos or Dennis, can you talk a little bit about the inventory levels that you're seeing in the industry today? We've seen a lot of retailers talk about being overstocked in a lot of categories, so when do you think they're going to be clean on apparel? And just any overall thoughts on the inventory situation out there.

Dennis Secor:

Sure, this is Dennis, I'll take this. Let me first start with how we approached inventory management this year. Last year we began to see supply chain disruptions affecting our business and others. We responded strategically by ordering product earlier this year to mitigate the risk of missing key delivery windows to protect revenues and our margins. We ordered earlier but not necessarily more, as we continue to place orders, as I said before, based on expected consumer demand, that strategy has been working for us.

Dennis Secor:

In the second quarter, we actually exceeded our revenue expectations with 12% constant currency growth. We ended our second quarter with US dollar inventory growth of 25%. Now roughly 80% of that increase represents those earlier deliveries, about half of that already in our warehouse so able to be shipped to consumers and the other half is in transit. So we're an optimal position to service our business. And the remaining 20% relates to private upgrades and inflations. So our higher inventory levels primarily reflect our strategy to order earlier this year. We're really pleased with the quality and the mix of our inventory and our future orders to support our business for the remainder of the year.

Dennis Secor:

Now we believe that global supply chains are recovering and we have seen lead times begin to improve already. We sat on our last call that we do expect our year-end inventories to better align with the overall trends in our business. And we've also seen that some other retailers have similar talked about their strategies to normalize their inventories by the end of the year.

Carlos Alberini - Guess?, Inc.:

I just want to add one little thing, but it is a big thing for us. Since the pandemic began, we've made a very clear focus on expected demand and every single time we try to buy, depending or based on what that expected demand was going to be. Of course, you can never be super precise on this, but this practice has helped us tremendously to maintain inventories in a very good place. And as Dennis said, we're very happy with the quality of what we own.

Spencer Hanus - Wolfe:

That's helpful. And then Efraim, maybe talk a little bit about how the watch and accessory market is a little bit different than sort of the apparel part of the business. From an inventory standpoint, do you see any areas where you're seeing overstocks or you're seeing excess discounting and maybe also the discounting that we are seeing out there? Do you think that's pulling forward any demand from the holiday season?

Efraim Grinberg - Movado Group:

So I certainly think, let me start with the second part first. I think you're going to see a more promotional holiday season and that's probably going to be somewhat globally. And part of it is that the consumers just not in the same place they were last year when they were being released from lockdowns, they were being given incentives and stimulus. But I think what we have to recognize is that for most cases the consumers in still in better shape, the US consumers certainly than they were in 2019. And they just have inflation to deal with, which I think will somewhat moderate over the balance of the year, but they're making more money than they were back then certainly and you have very little unemployment.

Efraim Grinberg - Movado Group:

On the inventory side, I think the big difference from our perspective and is that like Carlos, we also anticipated some demand for this year so we're in very good shape. We think our inventories are very clean and very healthy, both at our retailer and for ourselves. But most of our products we're not seasonal, so we don't have summer watches and winter watches and fall watches and our products are generally long lasting and so they don't get dated very quickly. Many of our best selling watches, for example, in Movado have been in the collection for over five years. And in our license brands we have a lot of products that are in the collections for two and three years. So if it's not sold in this season, it can be sold in the next season.

Spencer Hanus - Wolfe:

Got it. Got it. And then maybe Louis, if I can get you in here for a minute, both the Guess? team and Movado team talked about building out their eCommerce platform and maybe talk about how you guys integrate your technology into online platforms and how that drives conversion and sales and what you see as the returns from your solutions.

Louis Chen - Perfect Corps:

Yeah, so as I say in the intro, I think traditionally when a consumer tried to purchase makeup online, they're purchasing for replenishment because whether it's a new shade, you all have that anxiety and uncertainty to nail, does shape match your skin tones? Match your style? You want to try it yourself. So typically that has been one of the key barrier for beauty companies traditionally to do eCommerce direct to consumer sales. So one thing that we facilitate through that journey is allow them to use AR to try before you buy. So you just using a smartphone camera, the camera is getting so good, the computing power in this device is amazing. So you are now creating real time and it is so difficult to differentiate between the real makeup auto selfie versus the artificial one created with AR. So one traditional typical use model is when consumer goes to the catalog of products, they're not only seeing nice photoshops or model photos wearing the product because again, the model may not be the same skin tones that you are, they may not have the same hair that you have.

Louis Chen - Perfect Corps:

So the idea is that now you see these buttons, a virtual try-on alongside with the photoshop and then you can try it on in real time. You can try 30 shades in 30 seconds. That's one thing that traditional, even with the real physical sample has been very, very difficult. Imagine a woman tried to put on lipstick on their lip and my wife buys a lot of that and she always pressing on the palm of a hand with the squash. And just to put it on to cleaning it out and putting another color is a very time consuming and typical consumer only try two to three shades. But if you look at the color assortment, in the product assortment, it's sporty 50, 60 shades for every series.

Louis Chen - Perfect Corps:

So the big beauty company has a challenge of you are manufacturing a lot of product, but consumer always buying those best sellers. So how do you get them to try the new collection that maybe become very popular in the next season? So I think this is one of the key technology that we bring to them. So to facilitate the consumer. So we have seen restyle that increase in basket size, increase in conversion and also surprisingly is lowering the return rates because now the consumer are knowing what to expect when they get the product at home so that we have seen a reduction of 7 to 8% in return rates, for example. Even that is the side benefit of this technology.

Spencer Hanus - Wolfe:

Got it. Well that's really helpful and I want to thank all of our speakers for joining us today. I think it was a really interesting update on the industry and your businesses as well. Next up, we've got H&R Block and Fred Whitman. So give us 30 seconds and we'll bring in that team. Thank you for joining us.

Carlos Alberini - Guess?, Inc.:

Thank you for having us.

Louis Chen - Perfect Corps:

Thank you.

Efraim Grinberg - Movado Group:

Thank you for having us and nice to see everybody.

Carlos Alberini - Guess?, Inc.:

Yes. Nice. Nice to meet you Efraim.

Patrick Wong - Hypebeast:

Good to see you.

Efraim Grinberg - Movado Group:

You do too Carlos.

About Hypebeast Limited

Hypebeast is a leading global platform for contemporary culture and lifestyle, and a premier destination for editorially-driven commerce and content. Founded in 2005, it became a publicly listed media company in 2016 and today boasts a global readership across North America, Asia Pacific, Europe and more. The Group has expanded its publishing brands to a wider scope in recent years, encompassing Hypebeast and its multiple content distribution platforms, e-commerce and retail platform HBX, and agency Hypemaker.

About Iron Spark I Inc.

Iron Spark I Inc. is a newly incorporated blank check company incorporated as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Although there is no restriction or limitation on what industry or geographic region our target operates in, it is our intention to pursue prospective targets that are consumer brands. The Company will pay a quarterly dividend of $0.05 per outstanding share of Class A common stock.

Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Iron Spark and Hypebeast. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the capability of Hypebeast’s business plans including its plans to expand, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined company following the consummation of the proposed transaction, any benefits of Hypebeast’s partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and timing of the proposed transaction are also forward looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Iron Spark and Hypebeast believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Iron Spark and Hypebeast caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which has been filed by Hypebeast with the SEC and other documents filed by Iron Spark or Hypebeast from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Iron Spark nor Hypebeast can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from Iron Spark’s stockholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Iron Spark’s public stockholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the final prospectus for Iron Spark’s initial public offering filed with the SEC on June 10, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Iron Spark or Hypebeast presently know or that Iron Spark and Hypebeast currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Iron Spark, Hypebeast, their respective directors, officers or employees or any other person that Iron Spark and Hypebeast will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Iron Spark and Hypebeast as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Iron Spark and Hypebeast may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Iron Spark or Hypebeast as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Iron Spark or Hypebeast, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed business combination, Hypebeast has filed with the SEC a registration statement on Form F-4 containing a preliminary proxy statement and a preliminary prospectus of Iron Spark, and after the registration statement is declared effective, Iron Spark will mail a definitive proxy statement/prospectus/consent solicitation statement relating to the proposed business combination to its stockholders and Hypebeast’s shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Iron Spark’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus/consent solicitation statement and the amendments thereto and the definitive proxy statement/prospectus/consent solicitation statement and other documents filed in connection with the proposed business combination, as these materials will contain important information about Hypebeast, Iron Spark and the proposed business combination. When available, the definitive proxy statement/prospectus/consent solicitation statement and other relevant materials for the proposed business combination will be mailed to stockholders of Iron Spark as of a record date to be established for voting on the proposed business combination. Such stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus/consent solicitation statement, the definitive proxy statement/prospectus/consent solicitation statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Iron Spark I Inc., 125 N Cache St

Jackson, Wyoming 83001, Attention: Olivia Defechereux Dejah.

Participants in the Solicitation

Iron Spark and Hypebeast and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Iron Spark’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Iron Spark’s stockholders in connection with the proposed business combination will be set forth in Hypebeast’s registration statement on Form F-4, including a proxy statement/prospectus/consent solicitation statement, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Iron Spark’s directors and officers in Iron Spark’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC by Hypebeast, which will include the proxy statement / prospectus/consent solicitation statement of Iron Spark for the proposed transaction.